OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8-70518

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PILOT HILL CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

87 Hillcrest Ave
(No. and Street)

Summit	NJ	07901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karen Alvarez	770-263-7300	karen.alvarez@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

5/5/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James F. Higgins Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PILOT HILL CAPITAL LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO

Notary Public _____

ANTONIETTA LaVECCHIA
Notary Public, State of New Jersey
Commission # 2352487
My Commission Expires 11/16/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Pilot Hill Capital LLC

Financial Statements
For the Year Ended December 31, 2024
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pilot Hill Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pilot Hill Capital LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

February 18, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Pilot Hill Capital LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	78,219
Prepaid expenses and deposits		14,336
Total assets	$	92,555

Liabilities and Member's Equity

Liabilities

Accounts payable	$	4,386
Due to Member		7,943
Total liabilities		12,329
Member's equity		80,226
Total liabilities and member's equity	$	92,555

Pilot Hill Capital LLC
Statement of Operations
For the Year Ended December 31, 2024

Revenues		
Investment banking	$	1,353,917
Other		7,674
Total revenues		1,361,591
Expenses		
Professional services		48,370
Technology and communications		12,489
Other		33,944
Total expenses		94,803
Net income	$	1,266,788

See accompanying notes.

Pilot Hill Capital LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

Balance, January 1, 2024	$	255,438
Net income		1,266,788
Distributions to member		(1,442,000)
Balance, December 31, 2024	$	80,226

Pilot Hill Capital LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net income	$	1,266,788
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts receivable		5,850
Change in prepaid expenses and deposits		(751)
Change in accounts payable		379
Change in due to Member		(1,853)
Net cash provided by operating activities:		1,270,413
Cash flows from financing activities:		
Distributions to member		(1,442,000)
Net cash used by financing activities:		(1,442,000)
Net decrease in cash:		(171,587)
Cash Balance:		
Beginning of year		249,806
End of year	$	78,219

See accompanying notes.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business: Pilot Hill Capital LLC is a Delaware limited liability company formed on March 27, 2020 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") since August 24, 2020. As a limited liability company, the member's liability is limited to their investment.

The Company's primary business services are negotiation and execution of leveraged Employee Stock Ownership Plan ("ESOP") transactions involving equity and seller debt securities and raising third-party debt financing to provide partial funding for the leveraged ESOP transactions.

Income Taxes: The Company is wholly-owned by Pilot Hill Advisors LLC ("Member"). As a limited liability company, the tax consequences of the Company's operations all pass through to the Member. Accordingly, the Company's financial statements do not include a provision for income taxes.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under this provision, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash: The Company maintains its bank accounts in high credit quality financial institutions. The balances at times may exceed insured limits.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Accounts Receivable: Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services that are included in investment banking revenues in the accompanying statement of operations. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance

Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued):

obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from placement and advisory services agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction). For certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Fees received from customers prior to recognizing the revenue would be reflected as contract liabilities.

The Company recognizes success fee revenues from placement and advisory services upon completion of a success fee based transaction. The Company additionally recognizes hourly fees encompassed by certain placement and advisory contracts over time as the related performance obligations are simultaneously provided to and consumed by the customer. The amount of hourly fees recognized over time during 2024 without the completion of a transaction or formal termination of the engagement was approximately $18,146, which is included in investment banking revenue in the accompanying Statement of Operations.

Note 2 – Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $65,890 which was $60,890 in excess of its required net capital of $5,000, and the ratio of aggregate indebtedness to net capital was .19 to 1.

Note 3 – Related Party Transactions

The Company has an expense sharing agreement with its Member. Under the terms of this agreement, the Company pays the Member for allocated expenses such as marketing and other administrative costs provided to the Company. Allocated expenses amounted to approximately $31,768 for the year ended December 31, 2024. Approximately $2,155 of the balance due to the Member on the accompanying statement of financial condition arose from this expense sharing agreement.

Separately, the Member at times pays operating expenses on behalf of the Company for which it subsequently seeks reimbursement. Approximately $5,788 of the balance due to the Member on the accompanying statement of financial condition arose from the Member's payment of such expenses that have yet to be reimbursed by the Company.

Note 3 – Related Party Transactions (continued)

The Company operates from office space provided by the owners of its Member at no cost to the Company.

Financial position and results of operations could differ from the amounts in the accompanying financial statements had these transactions not been with related parties.

Note 4 – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024.

Note 5 – Concentrations

During 2024, approximately 92 percent of total revenues were earned from five customers.

Note 6 – Segment Reporting

The Company's chief operating decision maker is its chief executive officer. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on net income as is reported within the accompanying statement of operations. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

Pilot Hill Capital LLC
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of The Securities and Exchange Commission Act of 1934
As of December 31, 2024

Net Capital:

Total member's equity	$	80,226
Deduction for non-allowable assets:		
Prepaid expenses and deposits		14,336
Total deductions and/or charges		14,336
Net capital before haircuts		65,890
Less haircuts		-
Net capital		65,890
Minimum net capital required		5,000
Excess net capital	$	60,890
Aggregate indebtedness	$	12,329
Percentage of aggregate indebtedness to net capital		18.71%

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2024.

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2024 and net capital as reported above.

Pilot Hill Capital LLC

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of The Securities and Exchange Commission
As Of December 31, 2024

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III
Information Relating to The Possession or Control Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission
As of December 31, 2024

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 15, 2025

Rubio CPA, PC
3500 Lenox Road
Suite 1500
Atlanta, GA 30326

To Whom It May Concern:

We, as members of management of Pilot Hill Capital LLC (the "Company ") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving placement and advisory services to customers throughout the year ended December 31, 2024, without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2024 to December 31, 2024 without exception.

Signed: ________________________________

Name: James Higgins

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pilot Hill Capital LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Pilot Hill Capital LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Pilot Hill Capital LLC stated that it conducted business activities involving placement and advisory services to customers throughout the year ended December 31, 2024, without exception, and (3) Pilot Hill Capital LLC stated that Pilot Hill Capital LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Pilot Hill Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pilot Hill Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 18, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Pilot Hill Capital LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Pilot Hill Capital LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in the Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME

PILOT HILL CAPITAL LLC

SEC No.

8-70518

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

---

1   Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 1,361,591.00

2   Additions:

   a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   b Net loss from principal transactions in securities in trading accounts.

   c Net loss from principal transactions in commodities in trading accounts.

   d Interest and dividend expense deducted in determining item 1.

   e Net loss from management of or participation in the underwriting or distribution of securities.

   f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

   g Net loss from securities in investment accounts.

   h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3   Add lines 1 and 2h $ 1,361,591.00

4   Deductions:

   a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

   b Revenues from commodity transactions.

   c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   d Reimbursements for postage in connection with proxy solicitations.

   e Net gain from securities in investment accounts.

   f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   h Other revenue not related either directly or indirectly to the securities business. $ 5,576.00

     Deductions in excess of $100,000 require documentation

5   **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

   b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

   c Enter the greater of line 5a or 5b $ 0.00

6   Add lines 4a through 4h and 5c. This is your **total deductions**. $ 5,576.00

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 1,356,015.00
8	Multiply line 7 by .0015. This is your **General Assessment**.		$ 2,034.00
9	Current overpayment/credit balance, if any		$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A	$ 925.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00	
b	Any other overpayments applied	$ 0.00	
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 925.00	
d	Add lines 11a through 11c	$ 925.00	
12	**LESSER** of line 10 or 11d.		$ 925.00
13 a	Amount from line 8	$ 2,034.00	
b	Amount from line 9	$ 0.00	
c	Amount from line 12	$ 925.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 1,109.00
14	Interest (see instructions) for 0 days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.		$ 1,109.00
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No. 8-70518	*Designated Examining Authority* DEA: FINRA	*FYE* 2024	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	PILOT HILL CAPITAL LLC 87 HILLCREST AVE SUMMIT, NJ 07901		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

 By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

PILOT HILL CAPITAL LLC	JAMES FRANCIS HIGGINS
(Name of SIPC Member)	(Authorized Signatory)
2/10/2025	jhiggins@pilothilladvisors.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.